SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 25 October 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

25 October, 2018

MATTHEW KEY TO JOIN BT BOARD

Matthew Key is to join the BT Board as a non-executive director and as a member of the Audit & Risk Committee and the Nominating & Governance Committee. His appointment takes immediate effect.

Matthew has a wealth of telecoms experience having previously been CEO of O2 UK, as well as Chairman and Chief Executive of Telefónica Europe and Telefónica Digital and a member of Samsung Europe's Advisory Board. Prior to this, he served as Finance Director at Vodafone UK and O2 UK. Matthew has served as a non-executive director of the British luxury fashion house, Burberry, since 2013.

In welcoming the appointment, BT's Chairman Jan du Plessis, said: "Matthew has hugely valuable and relevant experience from his time at O2, Telefonica and Vodafone. This, combined with his strong strategic skills and experience as a non-executive, makes him an excellent addition to the Board. We are delighted he has agreed to join BT."

Matthew added: "I'm honoured to join BT's Board. This is an exciting time for the industry and I believe BT has an important role to play in its development. I look forward to working with the Board on the challenges ahead."

- ENDS -

Matthew Key biography

Matthew is currently a non-executive director at Burberry. He was previously a non-executive director of OSN a leading pay-TV operator in the Middle East and was a member of the advisory board of Samsung Europe between 2015 and 2017.

From 2007 to 2014 Matthew held various positions at Telefonica, including Chairman and CEO of Telefonica Europe plc, and Chairman and CEO of Telefonica Digital, the global innovation arm of Telefonica. Matthew also served as the CFO, Strategy and Regulation Director of O2 UK from 2002 to 2004 before becoming CEO of the company until 2007.

Prior to this, Matthew gained a wealth of telecoms experience including as Finance Director at Vodafone and Chairman of Tesco Mobile.

Matthew has also held positions at companies including Kingfisher plc, Coca Cola & Schweppes Beverages Limited and Grand Metropolitan.

Matthew has been Chairman of the Dallaglio foundation since 2013, a charity which works with under-privileged youth.

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 25 October 2018